

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 29, 2017

Kent Ellert
Chief Executive Officer
FCB Financial Holdings, Inc.
2500 Weston Road, Suite 300
Weston, FL 33331

   Re: FCB Financial Holdings, Inc.
     Registration Statement on Form S-4
     Filed December 22, 2017
     File No. 333-222280

Dear Mr. Ellert:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Eric Envall, Staff Attorney, at (202) 551-3234 with any questions.

         Sincerely,

         /s/ Era Anagnosti

         Era Anagnosti
         Legal Branch Chief
         Office of Financial Services